

**Doselva, Inc.** (the "Company") a Delaware Public Benefit Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Doselva, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
October 31st, 2020
Vincenzo Mongio

## Statement of Financial Position
*Amounts in US Dollars*

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2018** | **2019** |
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | 17,802 | 41,772 |
| Accounts receivable, net | - | 1,332 |
| Inventory | 39,716 | 57,802 |
| Loans receivable - related party | 13,070 | 15,915 |
| Prepaid expenses and other current assets | - | 4,795 |
| TOTAL CURRENT ASSETS | 70,588 | 121,616 |
| PROPERTY AND EQUIPMENT | | |
| Property and Equipment, net | 64,788 | 66,607 |
| Leasehold Improvement | - | 6,426 |
| TOTAL PROPERTY AND EQUIPMENT | 64,788 | 73,033 |
| TOTAL ASSETS | 135,375 | 194,648 |
| LIABILITIES | | |
| CURRENT LIABILITIES | | |
| Accounts payable | 1,765 | 1,253 |
| Tax payable | 410 | 806 |
| Accrued expenses | 5,151 | 10,249 |
| Accrued interest | 10,625 | 600 |
| TOTAL CURRENT LIABILITIES | 17,951 | 12,907 |
| LONG TERM LIABILITIES | | |
| Long term loans (See Note 3) | 152,574 | 260,687 |
| Other long term liability | 402 | 7,429 |
| TOTAL LONG TERM LIABILITIES | 152,977 | 268,117 |
| TOTAL LIABILITIES | 170,928 | 281,024 |
| EQUITY | | |
| Opening balance equity | 112,412 | 112,412 |
| Contra-equity | (47,708) | (42,025) |
| Accumulated Other Comprehensive Income | (411) | (7,630) |
| Translation adjustment | (6,512) | (7,935) |
| Accumulated results | (20,541) | (94,973) |
| Net Income | (72,792) | (46,224) |
| TOTAL EQUITY | (35,552) | (86,376) |
| TOTAL LIABILITIES & EQUITY | 135,375 | 194,648 |

**Consolidated Statement of Operations**
**Amounts in US Dollars**

| | Year Ended December 31, | |
|---|---|---|
| | **2018** | **2019** |
| REVENUE | 285 | 227,686 |
| COST OF GOODS SOLD | | |
| Raw materials | 285 | 87,522 |
| Processing Cost | - | 69,982 |
| TOTAL COST OF GOODS SOLD | 285 | 157,503 |
| GROSS PROFIT (LOSS) | - | 70,182 |
| OPERATING EXPENSES | | |
| Selling, General & Administrative | 61,945 | 104,586 |
| Depreciation & Amortization | - | 923 |
| TOTAL OPERATING EXPENSES | 61,945 | 105,509 |
| OPERATING PROFIT (LOSS) | (61,945) | (35,327) |
| OTHER INCOME/EXPENSES | | |
| Interest Expenses | (11,317) | (12,936) |
| Other income | 469 | 2,038 |
| TOTAL OTHER INCOMES/EXPENSES | (10,848) | (10,897) |
| NET OPERATING INCOME | (72,792) | (46,224) |
| OTHER COMPREHENSIVE INCOME | (411) | (7,630) |
| TOTAL COMPREHENSIVE INCOME | (73,203) | (53,854) |

# Consolidated Statement of Cash Flows
**Amounts in US Dollars**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2018** | **2019** |
| OPERATING ACTIVITIES | | |
| Net Income | (72,792) | (46,224) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Account receivables | - | (1,332) |
| Accrued expenses | 5,151 | 5,098 |
| Accrued interest | 10,625 | (10,025) |
| Accounts payable | (3,506) | (512) |
| Loans receivable - related party | 54,695 | (2,845) |
| Prepaid expenses and other current assets | 868 | (11,221) |
| Inventory | (14,601) | (18,086) |
| Tax payable | 331 | 395 |
| Deposit for equipment | (12,518) | 12,518 |
| | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 41,046 | (26,010) |
| Net Cash provided by Operating Activities | (31,747) | (72,234) |
| INVESTING ACTIVITIES | | |
| Cash used for fixed assets | (52,270) | (14,337) |
| Net Cash provided by Investing Activities | (52,270) | (14,337) |
| FINANCING ACTIVITIES | | |
| Long term Loans | 152,977 | 115,140 |
| Equity contributions | (47,708) | 5,683 |
| Accumulated results | (3,450) | (10,282) |
| Net Cash provided by Financing Activities | 101,819 | 110,541 |
| Cash at the beginning of period | - | 17,802 |
| Net Cash increase for period | 17,802 | 23,970 |
| Cash at end of period | 17,802 | 41,772 |

**Consolidated Statement Changes in Shareholder Equity**

| | Common Stock - Non Voting A (Par Value $.0001) | | Common Stock - Voting B (Par Value $.0001) | | Additional Paid in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Contra-Equity | Prior Period Adjustments | Total Owners' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | | | | | | |
| Beginning Balance at 1/1/2018 | 440 | 9,922 | 4,545 | 102,490 | | (20,541) | | | | 91,871 |
| Net Loss | | | | | | (72,792) | | | | (72,792) |
| Other comprehensive income | | | | | | | (411) | | | (411) |
| Foreign Currency Adjustments | | | | | | | (6,512) | | | (6,512) |
| Contra Equity (related party contribution receivable) | | | | | | | | (47,708) | | (47,708) |
| Ending Balance 12/31/2018 | 440 | 9,922 | 4,545 | 102,490 | - | (93,333) | (6,923) | (47,708) | | (35,552) |
| Beginning Balance 1/1/2019 | 440 | 9,922 | 4,545 | 102,490 | - | (93,333) | (6,923) | (47,708) | | (35,552) |
| Net Loss | | | | | | | (46,224) | | | (46,224) |
| Other Comprehensive Income | | | | | | | (7,630) | | | (7,630) |
| Foreign Currency Adjustments | | | | | | | (1,423) | | | (1,423) |
| Contra Equity (related party contribution receivable) | | | | | | | | 5,683 | | 5,683 |
| Prior Period Adjustments | | | | | | | | | (1,230) | (1,230) |
| Ending Balance 12/31/2019 | 440 | 9,922 | 4,545 | 102,490 | - | (93,333) | (62,200) | (42,025) | (1,230) | (86,376) |

**Doselva, Inc.**
**Notes to Financial Statements**

## Note 1 – Organization and Nature of Activities

Doselva, Inc. ("the Company") was formed on February13th 2020 under the laws of the State of Delaware. The Company earns revenue through the production, distribution, and sales of agricultural products.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

## Note 2 - Summary of Significant Accounting Policies

*Basis of Presentation*

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The financials herein represent the results of operations and financial position of our 100% wholly owned subsidiary, Doselva SA. Doselva SA is a Nicaraguan Corporation.

*Use of Estimates*

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

*Foreign Currency*

The functional currencies of the Company's international subsidiary are is the local currency of Nicaragua. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

*Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

*Advertising Costs*

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred and are presented in SGA.

*General and Administrative*

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

*Income Taxes*

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

### Note 3 – Debt

*Revenue Participation Note*

The company has entered into $50,000 in revenue share agreements. The agreements call for 1.5% of revenues to be paid to the note holder until $100,000 in repayments have occurred. The holders of these notes have a right to participate in future subsequent funding up to 3 times the company's unpaid obligation.

*3rd party Loans*

The company has entered into several long-term loan agreements with various 3rd parties. The terms vary and call for interest ranging from 0% - 13%. The amounts are to be repaid in cash.

The company is presently current on all obligations.

### Debt Principal Maturities 5 Years Subsequent to 2019

| Year | Amount |
|---|---|
| 2020 | $ 81,641 |
| 2021 | $ 27,619 |
| 2022 | $ 23,669 |
| 2023 | $ 19,830 |
| 2024 | $ 115,358 |
| Thereafter | $ 268,117 |

## Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## Note 5 - Stockholder's Equity

The company has authorized 10,000 shares of common stock. The Common Stock is divided into voting common stock ("Voting Common Stock class B") and non-voting common stock ("Non-Voting Common Stock class A"). Voting Common Stock consists of 8,400 shares with a par value of $0.0001 per share. Non-voting Common Stock consists of 1,600 shares with a par value of $0.0001 per share.

Class A holders do not possess voting rights but are entitled to Dividends at the discretion of the board of directors.

Class B holders have voting rights and are entitled to Dividends at the discretion of the board of directors.

## Note 6 - Related Party Transactions

None

## Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 1, 2020, the date these financial statements were available to be issued. No events were determined to require disclosure or recognition.

## Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

## COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

***We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.***

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

## *Note 9 – Going Concern*

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.